

July 28, 2022

Ryan Bettencourt
Chief Executive Officer, Chief Financial Officer and Secretary
Legion Works, Inc.
4275 Executive Square, Suite 200
La Jolla, CA 92037

   Re: Legion Works, Inc.
     Amendment No. 2 to Offering Statement on Form 1-A
     Filed July 21, 2022
     File No. 024-11169

Dear Mr. Bettencourt:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Jeanne Campanelli, Esq.